EXHIBIT 3.2

TEXT OF AMENDMENT TO BY-LAWS

Article V

SECTION 1.     Share Certificates. Except as otherwise provided in Section 3 of this Article V, every shareholder of record shall be entitled to a share certificate representing the shares held by such shareholder. Every share certificate shall bear the corporate seal (which may be a facsimile) and the signature of the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation.

SECTION 2.     Transfers. Transfers of share certificates and the shares represented thereby shall be made on the books of the Corporation only by the registered holder or by duly authorized attorney. Transfers shall be made only on surrender of the share certificate or certificates.

SECTION 3.     Uncertificated Shares. Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical. Notwithstanding anything herein to the contrary, the provisions of Section 2 of this Article V shall be inapplicable to uncertificated shares and in lieu thereof the Corporation shall adopt alternative procedures for registration of transfers.